Mail Stop 3561

February 2, 2006

Via U.S. Mail and Facsimile

Gary E. Muenster
Chief Financial Officer
ESCO Technologies Inc.
9900A Clayton Road
St. Louis, MO 63124

      RE: ESCO Technologies Inc. (the Company)
              Form 10-K for the Fiscal Year Ended September 30, 2005
              File No. 1-10596

Dear Mr. Muenster:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report to Stockholders for the Year Ended September 30, 2005

Critical Accounting Policies, page 21

1.   We note that management is required to make estimates and use assumptions under certain revenue models utilized by the Company (e.g.. percentage of completion, milestones, cost reimbursement contracts) and accordingly, you consider revenue recognition as one of your critical accounting policies; however, such disclosures should supplement, not duplicate, the description of the accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information in the financial condition and operating performance and address why the Company's accounting estimates or assumptions bear the risk of change. For example, with respect to your estimates and assumptions used in revenue recognition you should consider discussing, to the extent material, factors such as how you arrive at your estimates, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. In this regard, we believe you should consider revising your disclosures in your critical accounting estimates to address the factors discussed above, to the extent material, rather than duplicate your accounting policy from the notes to the financial statements. Please refer to the guidance in FR-72 (Release No. 33-8350).

Note 1. Summary of Significant Accounting Policies, page 30
(e) Revenue Recognition, 30

2.   Based on your current revenue recognition accounting policies you indicate that the majority of your revenues are recognized upon product shipment or when services are performed, and that other revenue recognition methods are also used depending upon on the terms of the contract or arrangement. However, your disclosures appear only to provide general descriptions of your broad number of revenue recognition methods and do not elaborate on how such methods relate to your specific product and service offerings. That is, the information included in

your current revenue recognition footnote is insufficient to provide a reader with a clear understanding of how each of the revenue methods employed by the Company and its respective criteria for recognition applies to your product and service offerings, and, furthermore, the context necessary to assess the significance of each type of revenue stream relative to your consolidated financial statements. For example, you state revenue recognition under long-term contracts, for which delivery is an inappropriate measure of performance, the percentage of completion method is used; however, there is no explanation as to why delivery is an inappropriate measure of performance, or alternatively, why percentage of completion is appropriate rather than other methods used by the Company such as milestone-based or when specific contract terms are fulfilled. Another example includes your disclosure with respect to cost reimbursement contracts in which case revenue is recognized as costs are incurred plus a fixed fee, but it is unclear which of the Company's product and/or service offering(s) that this method of recognition is relevant and why. Furthermore, it is unknown whether there are circumstances that exist where the Company maybe liable for or obligated to repay any of the funds and if so, how such funds are accounted for within the financial statements. In this regard, we believe you should revise future filings to clarify your revenue recognition policy to provide in clear and complete detail of the information necessary for a reader to understand the application of the Company's revenue recognition methods relative to its various product and service offerings. For each method, please discuss the products and services involved and why such method is appropriate for recognition. This will provide enhanced clarity and transparency within in your current disclosures. Note that for revenue methods that do not generally represent a material portion of the company's revenue, you may quantify or specifically discuss in the footnote why you do not consider it to be material. Please provide us with your proposed revisions.

3.   Further, we also note that you enter into multiple element arrangements for which you account for such arrangements in accordance with EITF No. 00-21 and SOP No. 81-1. Please explain to us and revise future filings to describe the multiple elements typically involved in such arrangements and, for elements where fair value has been determined by the company, disclose the objective evidence used specifically in determining its respective fair value and its impact on the timing of revenue recognition.

4.   We note your disclosure on page 3 of Form 10-K indicates that your two-way communication systems (i.e. TWACS systems) for the electric utility industry are comprised of software in addition to equipment and support services, and according to your revenue footnote you follow the guidance outlined in SOP No.

97-2 for arrangements which involve software. We also note that revenue generated from the sales of TWACS systems represented a significant portion of total revenues in fiscal years 2005, 2004 and 2003 or 28%, 31% and 34%, respectively. In this regard, we would expect your accounting policy to discuss the nature and accounting recognition for such software revenue arrangements at length in light of the complexities relative to the recognition of software revenue and significance of such software revenues to your consolidated financial statements. However, we note your disclosure provides only a brief description of your policy in generic terms and therefore, does not supply a reader with meaningful information or the insight necessary to obtain an understanding of how the guidance prescribed in SOP No. 97-2 and its application affects the timing of the Company's recognition of software revenue. In this regard, we believe you should significantly expand your footnote in future filings to discuss your accounting for software revenue arrangements relative to your product and service offerings and how your accounting recognition complies with SOP No. 97-2. In addition to the items mentioned above, your revised disclosure should consider:

(1) The types of products and services involved in transactions

(2) Whether vendor specific objective evidence of fair value (VSOE) has been established for any of the multiple elements and if so, identifying such elements and the method for which VSOE was established in accordance with SOP No. 97-2 and;

(3) How the establishment of VSOE for the any of the multiple element arrangements noted in (2) above affected the timing of your revenue recognition

Please revise future filings accordingly and provide us with your revised disclosures.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or Joseph Foti at (202) 551-3816 if you have questions regarding the comment above.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant